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                              February 18, 2022

       Kevin S. Cavanah
       Chief Financial Officer
       Matrix Service Company
       5100 E. Skelly Drive, Suite 500
       Tulsa, OK 74135

                                                        Re: Matrix Service
Company
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            Filed September 13,
2021
                                                            File No. 001-15461

       Dear Mr. Cavanah:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Notes to Consolidated Financial Statements
       Note 1 - Summary of Significant Accounting Policies
       Change in Reportable Segments, page 57

   1. Please tell us and revise disclosures in future filings to provide more detail regarding the nature of your decision
to no longer allocate corporate selling, general and administrative expenses across
segments following your segment reporting change and the effects on segment profit or loss.
Reference is made to paragraph 280-10-50-29(d) of the
                                                        Accounting Standards
Codification (ASC).

       Note 7 - Commitments and Contingencies, page 72

   2. Please tell us how you considered the guidance in ASC 326-20-30 with respect to the $17 million receivable
balance due from an iron and steel customer that has been under
 Kevin S. Cavanah
Matrix Service Company
February 18, 2022
Page 2
         litigation since the third quarter of your fiscal 2020. In particular, please tell us how you evaluated the collectability of this individual trade receivable as it relates to the requirement to estimate an expected credit loss, even if deemed remote.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff
Accountant at (202) 551-3468 with any questions.



FirstName LastNameKevin S. Cavanah                              Sincerely,
Comapany NameMatrix Service Company
                                                                Division of
Corporation Finance
February 18, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName